# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Professional Diversity Network, Inc., CIK 0001546296
CUSIP: 74312Y400
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 55 EAST MONROE STREET, SUITE 2120, CHICAGO, Illinois (IL), 60603
Date of event which requires filing of this statement: 09/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 247,468; shared voting power 0; sole dispositive power 247,468; shared dispositive power 0; aggregate amount beneficially owned 247,468 (9.9% of the class)
  Comment: Reporting Person Streeterville Capital LLC ("Streeterville") has rights under a Pre-Paid Purchase #1 to own an aggregate number of shares of the
  Issuer's common shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap.
  Streeterville's current ownership cap is 9.9%. Thus, the number of shares of the Issuer's common shares beneficially owned by Streeterville as of the date of this filing was 247,468 shares, which is 9.9% of the 2,499,683 shares outstanding on August 14, 2025 (as reported in the Issuer's
  10-Q filed on that date).
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 247,468; shared voting power 0; sole dispositive power 247,468; shared dispositive power 0; aggregate amount beneficially owned 247,468 (9.9% of the class)
  Comment: Reporting Person Streeterville Management, LLC is the Manager of Streeterville. Streeterville Capital LLC ("Streeterville") has rights under a Pre-Paid Purchase #1 to own an aggregate number of shares of the
  Issuer's common shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap.
  Streeterville's current ownership cap is 9.9%. Thus, the number of shares of the Issuer's common shares beneficially owned by Streeterville as of the date of this filing was 247,468 shares, which is 9.9% of the 2,499,683 shares outstanding on August 14, 2025 (as reported in the Issuer's 10-Q filed on that date).
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 247,468; shared voting power 0; sole dispositive power 247,468; shared dispositive power 0; aggregate amount beneficially owned 247,468 (9.9% of the class)
  Comment: Reporting Person John M Fife is the sole member of Streeterville Management, LLC, which is the Manager of Streeterville. Streeterville Capital LLC ("Streeterville") has rights under a Pre-Paid Purchase #1 to own an aggregate number of shares of the Issuer's common shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap.
  Streeterville's current ownership cap is 9.9%. Thus, the number of shares of the Issuer's common shares beneficially owned by Streeterville as of the date of this filing was 247,468 shares, which is 9.9% of the 2,499,683 shares outstanding on August 14, 2025 (as reported in the Issuer's 10-Q filed on that date).

## Item 1. Issuer
Name of issuer: Professional Diversity Network, Inc.
Address of issuer's principal executive offices: 55 EAST MONROE STREET, SUITE 2120, CHICAGO, ILLINOIS, 60603

## Item 2. Person Filing
Name of person filing:
This report is filed by Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by
Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph St, Suite 40.150
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 247,468
Percent of class: 9.9%
Sole power to vote or to direct the vote: 247,468
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 247,468
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (09/12/2025)
- Streeterville Management, LLC: John Fife, President (09/12/2025)
- John M. Fife: John Fife, John Fife (09/12/2025)